Corrections Corporation of America 10 Burton Hills Blvd. Nashville, TN 37215

July 31, 2015

VIA EDGAR

Mr. Jaime G. John

Branch Chief

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Corrections Corporation of America

Form 10-K for Fiscal Year Ended December 31, 2014

Filed February 25, 2015

Form 8-K filed on May 7, 2015

File No. 1-16109

Dear Mr. John:

On Wednesday, July 22, 2015, the SEC provided comments with respect to Corrections Corporation of America’s (the “Company”) response dated July 10, 2015 to the comments issued by the Staff in its letter dated July 6, 2015 in relation to the Company’s Form 10-K for the year ended December 31, 2014. For your ease of reference, we have included your original comments in italics below and have provided a response after the comment.

We have prepared this response with the assistance of our counsel and the proposed response has been read by our independent registered public accounting firm. The Company acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in any Company filing and that Staff comments or changes to disclosures in response to Staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing. The Company also acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Self-Funded Insurance Reserves, page 53

We note your response to prior comment 1. Please tell us the consideration you gave to disclosing the amount of claims provisions and payments. Additionally, confirm to us that you did not adjust your claims provision for re-estimates due to prior year loss development.

Response:

As we noted in our response dated July 10, 2015, our self-funded insurance reserves include accrued liabilities for employee health, workers’ compensation, and automobile insurance claims. We have consistently accrued the estimated liability for employee health insurance claims based on our history of claims experience and the estimated time lag between the incident date and the date we pay the claims. We review the time lag related to our employee health claims on a monthly basis and have found it to be consistent and short-term in nature, with a range between 45 and 50 days. Due to the short-term nature of the time lag, we do not believe re-estimates due to prior year loss development, if any, would have a material impact on our reserve for employee health claims. Further, as of December 31, 2014, our employee health claims reserve accrual was $8.6 million, which represented approximately 3% of total current liabilities and less than 1% of total liabilities.

Additionally, as noted in our response on July 10, 2015, we have accrued the estimated liability for workers’ compensation claims based on a third-party actuarial valuation of the outstanding liabilities, discounted to the net present value of the outstanding liabilities, using a combination of actuarial methods to project ultimate losses, and our automobile insurance claims based on estimated development factors on claims incurred. Generally, our payments and incurred expense under our workers’ compensation and automobile insurance claim provisions are consistent from period to period. For the years ended 2014 and 2013, management reviewed the impact of the prior year loss development re-estimates on projected workers’ compensation ultimate losses as provided by our third-party actuary. We noted a change of approximately $34,000 in the workers’ compensation liability from 2013 to 2014 related to these re-estimates. Given the immaterial amounts of re-estimates for prior year loss development, we presented the amounts in the claims provision in our roll forward provided in our July 10, 2015 response. Further, as of December 31, 2014, our workers’ compensation reserve accrual was $22.5 million, which represented approximately 7% of total current liabilities and 1% of total liabilities. As of December 31, 2014, our automobile insurance claim accrual was $0.9 million, which represented less than 1% of total current liabilities and less than 1% of total liabilities.

In response to the Staff’s comment and based on the information provided, we believe our current disclosure of our accounting policies related to our self-insurance reserves provides a balanced presentation of such estimates. Further, based on our analyses, we do not believe re-estimates due to prior year loss development, if any, were material to our self-insurance reserves and, thus, would not necessitate separate disclosure. Further, when we have experienced material fluctuations in the total provision for self-insured insurance reserves we have disclosed the impact in our Results of Operations section of Management’s Discussion and Analysis. In future filings, if we identify material changes in the re-estimates of prior year loss development or material changes in the development of self-insured losses we will consider the need to emphasize the factors that led to such a change within the Critical Accounting Policy as well as our Results of Operations.

If you have any questions concerning our responses to your questions and comments, please do not hesitate to contact me at (615) 263-3008, or by facsimile at (615) 263-3010 or our outside counsel, William J. Cernius of Latham & Watkins at (714) 755-8172 or by facsimile at (714) 755-8290.

Sincerely,

David M. Garfinkle
Executive Vice President and
Chief Financial Officer